Exhibit 2.2

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) is entered into as of October 11, 2018, by and between Gurnet Holding Company, a Delaware corporation (“Parent”) and Continental Stock Transfer & Trust Company, a New York Corporation, as Rights Agent; provided that this Agreement shall be contingent upon, and only become effective upon, the Effective Time (as defined in the Merger Agreement) and shall become null and void in the event the Merger Agreement (as defined below) is terminated for any reason or the Merger (as defined below) is otherwise not completed for any reason.

RECITALS

WHEREAS, Parent, Corium International, Inc., a Delaware corporation (the “Company”) and Gurnet Merger Sub, Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Merger Sub”) have entered into that certain Agreement and Plan of Merger, dated as of October 11, 2018 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub (a) has agreed to commence, and Parent has agreed to cause Merger Sub to commence, a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase any and all of the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding (each, a “Share”) and (b) following acceptance of the shares of Company Common Stock pursuant to the terms of the Merger Agreement, will merge with and into the Company, with the Company surviving the Merger as a subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and except as otherwise provided therein, each Share outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive (i) the Closing Amount in cash, net of applicable withholding taxes and without interest plus (ii) one CVR (as defined below), which shall represent the right, subject to achievement of the CVR Payment Event (as defined in below), to receive $0.50 per Share (the “CVR Payment Amount”); and

NOW, THEREFORE, in consideration of the foregoing and the consummation of the Transactions, Parent and Rights Agent agree, for the equal and proportionate benefit of all (a) holders of outstanding Shares immediately prior to the Effective Time other than Dissenting Shares and Shares held by the Company, Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time and (b) holders of Vested Company Stock Options and Vested Company RSUs (collectively, the “Holders”), as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1                                    Definitions.  All capitalized terms used in this Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement.  As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” means in relation to any Person, another Person that, directly or indirectly, controls, is controlled by, or is under common control with, such first Person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Assignee” has the meaning set forth in Section 7.3.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to remain closed.

“Company” has the meaning set forth in the Recitals.

“Company Common Stock” has the meaning set forth in the Recitals.

“CVRs” means the rights of Holders to receive a contingent cash payment pursuant to the terms of this Agreement, collectively, the “CVRs” and each a “CVR.”

“CVR Payment Amount” has the meaning set forth in the Recitals.

“CVR Payment Date” means the date that is twenty-five (25) Business Days following the achievement of the CVR Payment Event.

“CVR Payment Event” means approval by the FDA of the New Drug Application for the Product on or prior to March 31, 2020.

“CVR Payment Event Notice” has the meaning set forth in Section 2.4(a).

“CVR Register” has the meaning set forth in Section 2.3(b).

“Default Interest Rate” means a rate equal to the sum of five percent (5%) plus the “prime rate” of interest quoted in the Money Rates section of The Wall Street Journal (New York Edition) or similar reputable data source, calculated daily on the basis of a three hundred sixty five (365) day year.

“DTC” means The Depository Trust Company or any successor thereto.

“DTC Participant” means any Person that is reflected on the books and records of DTC as having a direct interest in the Shares held of record by DTC as of immediately prior to the Effective Time.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“FDA” means the United States Food and Drug Administration, or any successor agency.

“Governmental Authority” means any U.S. or non-U.S. federal, state, provincial, local or other government or quasi-governmental, department, authority, court, tribunal, commission, instrumentality, regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Holders” has the meaning set forth in the Recitals.

“Independent Accountant” has the meaning set forth in Section 4.4(a).

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees or requirements of any Governmental Authority.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Offer” has the meaning set forth in the Recitals.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Outstanding” when used with respect to CVRs means, as of the date of determination, all CVRs theretofore authenticated and delivered under this Agreement, except CVRs theretofore cancelled by the Rights Agent or delivered to the Rights Agent for cancellation; provided, however, that in determining whether the Holders of the requisite Outstanding CVRs have given any request, demand, direction, consent or waiver hereunder, CVRs owned by any Affiliate of Parent shall be disregarded and deemed not to be Outstanding.

“Parent” has the meaning set forth in the Preamble.

“Permitted Transfer” means a transfer of CVRs (a) upon the death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary; or (e) to Parent as provided in Section 2.6.

“Person” means any individual, Entity, including any Governmental Authority (or any department, agency or political subdivision thereof) and any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Proceeding” means any suit (whether civil, criminal, administrative, or judicial), claim, charge, complaint, action, litigation, citation, demand, injunction, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit, criminal prosecution, investigation (but only to the extent that the Company has been notified by the investigating Governmental Authority of such investigation) or SEC “Wells” process, in each case, whether at law or in equity, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Product” means the product referred to by the Company as of the date of this Agreement by the trademark or other designation Corplex Donepezil.

“Reasonable Efforts” means, with respect to the Product, the efforts of a Person within the pharmaceutical industry of comparable size to the Company that is reasonably capitalized for pharmaceutical product development would devote to a product that is of similar market potential at a similar stage in its development and using such effort and employing such resources in the exercise of reasonable business judgment relating to the research, development or commercialization of such product, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternative products in the marketplace, the regulatory structure involved, and the profitability of the applicable product and other relevant factors, including technical, commercial, legal, scientific and/or medical factors; provided that the cost of potential CVR Payments hereunder shall not be taken into account.   For clarity, “Reasonable Efforts” will not mean that Parent guarantees that it will actually accomplish the CVR Payment Event, nor that it will accomplish the CVR Payment Event by a specific date.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Share” has the meaning set forth in the Recitals.

“Transactions” has the meaning set forth in the Recitals.

Section 1.2                                    Rules of Construction.  The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The headings and captions contained herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules

are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or subsection.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References (i) to “$” and “dollars” are to the currency of the United States and (ii) to “days” shall be to calendar days unless otherwise indicated.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms.  Except as required by Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act, when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1                                    CVRs.  The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement.  The CVRs shall be issued pursuant to the Transaction at the time and in the manner set forth in the Merger Agreement.

Section 2.2                                    Nontransferable.  The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.  The CVRs have not been registered under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and will not be listed for trading on any securities exchange.

Section 2.3                                    No Certificate; Registration; Registration of Transfer; Change of Address.

(a)                                 The CVRs will not be evidenced by a certificate or other instrument.

(b)                                 The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof.  The CVR Register will initially show one position for Cede & Co. representing all of the CVRs issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs.  With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump payment to DTC.  The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c)                                  Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer.  Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register.  Parent and Rights Agent may require payment, from such transferee, of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer.  The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid.  All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor.  No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d)                                 A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register.  The written request must be duly executed by the Holder.  Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4                                    Payment Procedures; Notices.

(a)                                 If the CVR Payment Event is attained, then, on or prior to the CVR Payment Date, Parent shall deliver to the Rights Agent (i) written notice indicating that the CVR Payment Event has been achieved (the “CVR Payment Event Notice”), (ii) an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the CVR Payment Amount and (iii) the payment required by Section 4.2.

(b)                                 The Rights Agent will promptly, and in any event within five (5) Business Days of receipt of the CVR Payment Event Notice, send each Holder at its registered address a copy of such CVR Payment Event Notice and pay the CVR Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the CVR Payment Event Notice.

(c)                                  Parent or its Affiliate shall (or shall cause the Rights Agent to) deduct and withhold from any CVR Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent.  Any such withholding may be made, or caused to be made, at the request of Parent or its Affiliate, through making payments with respect to Holders who received CVRs in consideration of Vested Company Options or Vested Company RSUs (as defined in the Merger Agreement) through the Company’s or any of its Affiliates’ payroll system or any successor payroll system.  Prior to making any CVR Payment, Parent or its Affiliate shall (or shall cause the Rights Agent to) solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from Holders in order to provide a reasonable opportunity for the Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to mitigate or reduce such withholding, and such CVR Payment may be reasonably delayed in order to gather such necessary Tax forms.  Parent, its Affiliates and the Rights Agent may assume all such forms in their possession or provided by any Holder are valid under applicable Law until subsequently notified by such Holder.  Parent or its Affiliate shall (or shall cause the Rights Agent to) take all action that may be necessary to ensure that any amounts withheld in respect of Taxes are promptly remitted to the appropriate Governmental Authority.  To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made, and as required by applicable Law, Parent or its Affiliate shall (or shall cause the Rights Agent to) deliver to the person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable evidence of such withholding.

(d)                                 Any portion of any CVR Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the CVR Payment Event Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such CVR Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(e)                                  Neither Parent nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If, despite Parent’s and/or the Rights Agent’s commercially reasonable efforts to deliver the CVR Payment Amount to the applicable Holder, such CVR Payment Amount has not been paid prior to two (2) years after the CVR Payment Date (or immediately prior to such earlier date on which such CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.  In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

Section 2.5                                    No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a)                                 The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)                                 The CVRs will not represent any equity or ownership interest in Parent, the Company, any constituent company to the Transaction or any of their respective Affiliates.

Section 2.6                                    Ability to Abandon CVR.  A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor.  Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion.  Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for all purposes herein, including for the definition of Acting Holders and Article V and Section 6.3 hereunder.

ARTICLE III

THE RIGHTS AGENT

Section 3.1                                    Certain Duties and Responsibilities.  The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, fraud or gross negligence.

Section 3.2                                    Certain Rights of Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.  In addition:

(a)                                 the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)                                 whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of fraud, gross negligence or willful misconduct on its part, incur no liability to anyone and shall be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)                                  the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)                                 the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e)                                  the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)                                   the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)                                  the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)                                 Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, fraud or willful misconduct, and in this regard, the Rights Agent may require Parent to advance the fees and expenses of such counsel;

(i)                                     Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)).  The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it, including reasonable legal fees, in connection with the administration and enforcement by the Rights Agent of its duties hereunder;

(j)                                    No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(k)                                 No Holder shall be obligated to indemnify the Rights Agent for any services or actions under this Agreement and the Rights Agent shall not be entitled to deduct any sums from the CVR Payment Amount in any circumstance except as provided in Section 2.4(c).

Section 3.3                                    Resignation and Removal; Appointment of Successor.

(a)                                 The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed.  Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed.  Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b)                                 If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent will, as soon as is reasonably possible, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank of national reputation.  The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)                                  Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register.  Each notice will include the name and address of the successor Rights Agent.  If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent, within ten (10) days of such failure, will cause the notice to be mailed at the expense of Parent.

Section 3.4                                    Acceptance of Appointment by Successor.  Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent.  On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1                                    List of Holders.  Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders (other than any DTC Participants) within seven (7) calendar days of the Effective Time.  The Rights Agent will reflect such names and addresses on the CVR Register and confirm the write up of the CVR Register and list of initial Holders to Parent promptly thereafter and, in any event, within five (5) calendar days of the receipt of such names and addresses from Parent or the Company’s transfer agent, as the case may be.

Section 4.2                                    Payment of CVR Payment Amounts.  If the CVR Payment Event has occurred, Parent will, within twenty (20) Business Days following the CVR Payment Event, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the aggregate CVR Payment Amount to the Holders.  For the avoidance of doubt, the CVR Payment Amount shall only be paid in respect of the CVR Payment Event, if at all, one time under this Agreement.

Section 4.3                                    Product Transfer. Subject to Section 7.3 of this Agreement, so long as the CVRs remain Outstanding, Parent and its Affiliates may not, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sell, transfer, convey or otherwise dispose of their respective rights in and to the Product to a third party (other than to Parent or its Affiliates), unless the contract for such sale, transfer, conveyance or other disposition (which Parent shall take all reasonable actions necessary to enforce in all material respects) shall require the transferee to comply with the obligations and covenants in Section 4.2, this Section 4.3 and Section 4.4 hereof to the same extent as Parent.

Section 4.4                                    Reasonable Efforts.  Parent shall, and shall cause the Company to, use Reasonable Efforts to achieve the CVR Payment Event on or prior to March 31, 2020.

Section 4.5                                    No Conflicting Agreements.  So long as any of the CVRs remain Outstanding, Parent shall not, and shall not permit the Company to, enter into any stockholder agreement, member agreement or similar agreement or credit, loan or similar agreement which would prohibit, materially delay or condition payment of any CVR Payment that becomes due under this Agreement or which would prohibit, materially delay or condition the transfer of funds by the Company to Parent (by way of dividend, loan or otherwise) to provide a payment source to fund any CVR Payment that becomes due under this Agreement.

ARTICLE V

AMENDMENTS

Section 5.1                                    Amendments without Consent of Holders.

(a)                                 Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)                                     to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in and subject to conformity with Section 7.3;

(ii)                                  to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of any Holder;

(iii)                               to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of any Holder;

(iv)                              as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(v)                                 to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or

(vi)                              any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of any Holder.

(b)                                 If and only if a Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6, without the consent of any other Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs by the number of CVRs renounced by such Holder in accordance with Section 2.6.

(c)                                  Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2                                    Amendments with Consent of Holders.

(a)                                 Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the prior written consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders be materially adverse to the interest of the Holders.

(b)                                 Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights

Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3                                    Execution of Amendments.  In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement.  The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4                                    Effect of Amendments.  Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

REMEDIES OF THE RIGHTS AGENT ON EVENT OF DEFAULT

Section 6.1                                    Event of Default Defined; Waiver of Default.

(a)                                 “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i)                                     default in the payment of all or any part of the CVR Payment Amount after a period of ten (10) days after the CVR Payment Date;

(ii)                                  material default in the performance, or breach in any material respect, of any covenant or warranty of Parent in respect of the CVRs, and continuance of such default or breach for a period of thirty (30) days after there has been given, by registered or certified mail, to Parent by the Rights Agent or to Parent and the Rights Agent by the Acting Holders, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(iii)                               a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Parent in an involuntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Parent or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; or

(iv)                              Parent shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such Law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Parent or for any substantial part of its property, or make any general assignment for the benefit of creditors.

(b)                                 If an Event of Default described above occurs and is continuing, then the Rights Agent may, and upon the written request of the Acting Holders shall, by notice in writing to Parent (and to the Rights Agent), bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Interest Rate until payment is made to the Rights Agent.

Section 6.2                                    Collection by the Rights Agent; Payment Obligations.

(a)                                 Parent covenants that in case default shall be made in the payment of all or any part of the CVRs when the same shall have become due and payable, whether at the CVR Payment Date or otherwise, then upon demand of the Rights Agent, Parent will pay to the Rights Agent for the benefit of the Holders of the CVRs the whole amount that then shall have become due and payable on all CVRs (with interest from the date due and payable to the date of such payment upon the overdue amount at the Default Interest Rate); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Rights Agent and each predecessor Rights Agent, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Rights Agent and each predecessor Rights Agent, except as a result of its willful misconduct, fraud or gross negligence.

(b)                                 The Rights Agent may, and upon written request of the Acting Holders, shall, proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Agreement or in aid of the exercise of any power granted herein, or to enforce any other remedy.

(c)                                  In case Parent shall fail forthwith to pay such amounts upon such demand, the Rights Agent may, and upon written request of the Acting Holders shall, be entitled and empowered to institute any action or proceedings at Law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against Parent or other obligor upon such CVRs and collect in the manner provided by Law out of the property of Parent or other obligor upon such CVRs, wherever situated, the moneys adjudged or decreed to be payable.

(d)                                 Nothing herein contained shall be deemed to authorize the Rights Agent to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the CVRs, or the rights of any Holder thereof, or to authorize the Rights Agent to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

(e)                                  All rights of action and of asserting claims under this Agreement, or under any of the CVRs, may be enforced by the Rights Agent without the possession of any of the

CVRs or the production thereof and any trial or other proceedings instituted by the Rights Agent hereunder, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Rights Agent, each predecessor Rights Agent and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

(f)                                   In any proceedings brought by the Rights Agent (and also any proceedings involving the interpretation of any provision of this Agreement to which the Rights Agent shall be a party) the Rights Agent shall be held to represent all the Holders, and it shall not be necessary to make any Holders parties to any such proceedings.

Section 6.3                                    Application of Proceeds.  Any monies collected by the Rights Agent pursuant to this Article in respect of the CVRs shall be applied in the following order at the date or dates fixed by the Rights Agent in connection therewith:

FIRST:  To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Rights Agent and each predecessor Rights Agent and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Rights Agent and each predecessor Rights Agent, except as a result of its willful misconduct, fraud or gross negligence, and all other amounts due to the Rights Agent or any predecessor Rights Agent;

SECOND:  To the payment of the whole amount then owing and unpaid upon all the CVRs, with interest at the Default Interest Rate on all such amounts, and in case such monies shall be insufficient to pay in full the whole amount so due and unpaid upon the CVRs, then to the payment of such amounts without preference or priority of any CVR over any other CVR, ratably to the aggregate of such amounts due and payable.

Section 6.4                                    Delay or Omission Not Waiver of Default.  No delay or omission of the Rights Agent or of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Agreement to the Rights Agent or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Rights Agent or by the Holders in accordance with the terms of this Agreement.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.1                                    Notices to Rights Agent and Parent.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by electronic mail, or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent, to it at:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Compliance Department

If to Parent, to it at:

Gurnet Holding Company

c/o Waypoint International GP LLC

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

Attention: James Singleton

Email:

with a copy, which shall not constitute notice, to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Michael J. Aiello and Eoghan P. Keenan
Email: michael.aiello@weil.com and eoghan.keenan@weil.com

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 7.1.

Section 7.2                                    Notice to Holders.  Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 7.3                                    Parent Successors and Assigns.  Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to an Affiliate or to any purchaser of all of the United States rights and assets related to the Product (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement (and to be deemed to be “Parent” and the “Company” hereunder).  Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees who agree to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, Parent (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement.  This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee, and this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge, consolidate or sell substantially all of its assets; provided, that (a) in any such transaction, the transferee (or successor by merger or consolidation) acquires all of the United States rights and assets related to the Product and (b) in connection with such merger, consolidation or sale, the surviving entity or purchaser in such transaction (each a “Successor Person”) agrees to assume and be bound by all of the terms of this Agreement.  Each of Parent’s successors and assigns or each Successor Person shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.  The Rights Agent may not assign this Agreement without Parent’s written consent.  Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

Section 7.4                                    Benefits of Agreement.  Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, Successor Person, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing.  The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement.  Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

Section 7.5                                    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)                                 This Agreement, the CVRs and any Proceedings arising out of or related hereto or the Transactions or to the inducement of any party thereto to enter into this Agreement, (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law statute or otherwise) shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

(b)                                 The parties hereto hereby irrevocably agree (i) that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Chancery Court of the State of New York and any state appellate court therefrom, or, if no such state court has proper jurisdiction, the Federal District Court for the Southern District of New York located in New York, New York, and any appellate court therefrom and (ii) not to commence any such Proceeding in any court except such courts.  Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the Transactions may not be enforced in or by such courts.  Each party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated Section 7.1 or in any other manner permitted by applicable Law.

(c)                                  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING DIRECTLY OR INDIRECTLY OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(c).

Section 7.6                                    Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.  The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 7.7                                    Counterparts and Signature.  This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 7.8                                    Termination.  This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential CVR Payment Amounts (if any) required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders and (c) April 1, 2020, with respect to Parent’s obligation to pay the CVR Payment Amount for the CVR Payment Event if the CVR Payment Event has not occurred before April 1, 2020.

Section 7.9                                    Entire Agreement.  This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto.

Section 7.10                             Legal Holiday.  In the event that the CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

GURNET HOLDING COMPANY

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title: